[JACKSON NATIONAL LIFE INSURANCE COMPANY LETTERHEAD]

March 26, 2008


U.S. Securities and Exchange Commission 100 F Street, N.E.
Washington, D.C. 20549

Re:      File Nos. 811-09933 and 333-108433

Dear Commissioners:

This filing is Amendment No. 20 under the Investment Company Act of 1940 and Post-Effective Amendment No. 12 under the Securities Act of 1933, and is being made under paragraph (b) of rule 485. Its purpose is to reflect the comments of the staff on the template filing (Accession No. 0001113683-08-000003); template relief requested by letter dated January 18, 2008, to update the financial statements, and to make non-material changes that we deem appropriate. This amendment does not contain disclosures that would render it ineligible to become effective under paragraph (b) of rule 485. We propose that it becomes effective on March 31, 2008, as indicated on the facing sheet of the amendment.

Please call me at (517) 367-3835 if you have any questions. Thank you.

Respectfully,

ANTHONY L. DOWLING

Anthony L. Dowling
Associate General Counsel